Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2012	2011	2010	2009	2008

Income from continuing operations before income taxes	$143,533	$158,482	$154,749	$118,334	$136,929

Fixed charges [1]
Interest expense	46,238	40,216	33,181	28,689	29,922
Interest included in rental expense	5,958	5,166	4,611	5,299	5,193

Total Fixed Charges	$52,196	$45,382	$37,792	$33,988	$35,115

Earnings [2]	$195,729	$203,864	$192,541	$152,322	$172,044

Ratio of earnings available to cover fixed charges	3.7	4.5	5.1	4.5	4.9

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of income from continuing operations before income taxes plus fixed charges.